SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BALLANTYNE STRONG INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,169,173
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,616,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,616,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,096,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,096,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,096,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,117,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,117,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,117,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,454
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,447,454
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 486,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,259(1)
	8	SHARED VOTING POWER 3,169,173
	9	SOLE DISPOSITIVE POWER 130,540(2)
	10	SHARED DISPOSITIVE POWER 4,616,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,747,167(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14	TYPE OF REPORTING PERSON IN

______________

(1) Includes (i) 7,540 shares held in Mr. Cerminara’s 401(k) account, (ii) 11,220 shares held by Mr. Cerminara’s wife, and (iii) 4,220 shares held by Mr. Cerminara’s minor children.

(2) Includes 48,000 shares purchasable pursuant to stock options that become exercisable within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts.

(3) Includes 48,000 shares purchasable pursuant to stock options that become exercisable within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,090
	8	SHARED VOTING POWER 3,169,173
	9	SOLE DISPOSITIVE POWER 10,590
	10	SHARED DISPOSITIVE POWER 4,616,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,627,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 13 of 16 Pages

This Amendment No. 9 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 9”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 9, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $5,302,483; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $4,958,329; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 9 was approximately $5,199,558 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 4,907,757 shares of Common Stock, which represents approximately 34.0% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGHP, FGAA, FGGM and FAFI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. In addition, the number of shares disclosed as beneficially owned by CWA includes 116,279 shares held in a customer account for Mr. Cerminara, 11,220 shares held in a customer account for Mr. Cerminara’s spouse, 4,220 held in a customer account for Mr. Cerminara’s children, 8,500 shares held in a customer account for Mr. Johnson, and 1,000 shares held in a customer account for Mr. Ferguson. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts and each of Messrs. Cerminara and Johnson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts, except to the extent of their pecuniary interest therein.

Mr. Moglia holds 300,861 shares of Common Stock directly, 150,861 of which are held by CWA in a customer account, beneficially holds additional 299,394 shares of Common Stock through the Moglia Family Foundation, of which 159,548 are held by CWA in a customer account, and beneficially holds additional 36,036 shares of Common Stock through a trust, which are held by CWA in a customer account.

The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement include (i) 191,279 directly held by Mr. Cerminara, including 40,000 shares remaining unvested out of the restricted stock grant awarded by the Company to Mr. Cerminara on February 28, 2017, which shares will vest in equal annual installments on February 28, 2019 and February 28, 2020, subject to Mr. Cerminara’s continued employment with the Company, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 48,000 shares purchasable pursuant to stock options that become exercisable within 60 days of the filing of this Statement, (iv) 11,220 shares held by Mr. Cerminara’s wife and (v) 4,220 shares held by Mr. Cerminara’s children. 131,719 of the shares held by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) are held in CWA customer accounts. The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement do not include (i) 40,000 shares potentially issuable to Mr. Cerminara pursuant to restricted stock units granted on January 26, 2018, which will vest 1/3 each year beginning on the first anniversary of the grant date, (ii) 24,000 shares potentially issuable upon the exercise of stock options granted on

CUSIP No. 058516105	13D	Page 14 of 16 Pages

November 22, 2015, (iii) 48,000 shares potentially issuable upon the exercise of stock options granted on February 28, 2017, and (iv) 50,000 shares potentially issuable upon the exercise of stock options granted on January 26, 2018.

8,500 of the shares held by Mr. Johnson are held by CWA in a customer account.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,442,924 shares of Common Stock reported by the Company as outstanding as of October 9, 2018 in the Company’s Proxy Statement for its 2018 Annual Meeting of Stockholders.

(c) On October 25, 2018, affiliates of Fundamental Global Investors, LLC purchased 986,747 shares of Common Stock from Steinberg Capital Management of Nevada, Inc., Howard A. Steinberg and Brandon Steinberg, at a purchase price of $4.1625 per share, for an aggregate purchase price of approximately $4,107,334, pursuant to the letter agreement filed as Exhibit 99.1 to this Statement. Out of these shares, FGPM purchased 362,123 shares, FAFI purchased 336,336 shares, and accounts managed by CWA purchased 288,288 shares, including 252,252 shares for Mr. Moglia, his trusts and The Moglia Family Foundation.

(e) As of January 1, 2018, FGPP no longer holds any securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5 above is incorporated herein by reference.

Each of Messrs. Moglia, Cerminara and Johnson have entered into an investment advisory agreement with CWA pursuant to which CWA exercises discretionary investment management authority with respect to the shares of Common Stock held in Messrs. Moglia’s, Cerminara’s and Johnson’s customer accounts with CWA.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 9, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter Agreement, dated as of October 23, 2018, by and among Fundamental Global Investors, LLC, Steinberg Capital Management of Nevada, Inc., Howard A. Steinberg and Brandon Steinberg.

CUSIP No. 058516105	13D	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 1, 2018

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara

Manager

CUSIP No. 058516105	13D	Page 16 of 16 Pages

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson